



BEAM
BALANCED ACCOUNTING

Independent Accountant's Review Report

To Management
Hoonco LLC
193 Bay Stream Drive
Toms River, NJ 08753

I have reviewed the accompanying financial statements of Hoonco LLC, which comprise the balance sheet as of February 15, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Erin Fisk, CPA
Beam Accounting, Inc.
Milwaukee, WI
February 15, 2021

LOS ANGELES
205 S Beverly Dr., Suite 204
Beverly Hills, CA 90212

MIAMI
175 SW 7th St. Suite 1900
Miami, FL 33130

OFFICE 888 901 8823

www.beamaccounting.com

Hoonco LLC
Profit and Loss
February 2 - February 15, 2021

Total Income		0.00
Total Cost of Goods Sold		0.00
Gross Profit	$	**0.00**
Expenses		
Total Advertising/Promotional		0.00
Total Office and Administrative		0.00
Total Financing Costs		0.00
Total Expenses	$	**0.00**
Net Income	$	**0.00**

Unaudited- see accompanying Accountant's letter.

Hoonco LLC
Balance Sheet
As of February 15, 2021

TOTAL ASSETS	**$**	**0.00**
LIABILITIES AND EQUITY		
Total Liabilities		0.00
Total Owner's Equity		0.00
TOTAL LIABILITIES AND EQUITY	**$**	**0.00**

Unaudited- see accompanying Accountant's letter.

Hoonco LLC
Statement of Cash Flows
February 2 - February 15, 2021

OPERATING ACTIVITIES

Net Income		0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		0.00
Net cash provided by operating activities	$	**0.00**
Net cash provided by investing activities	$	**0.00**
Net cash provided by financing activities	$	**0.00**
Net cash increase for period	$	**0.00**
Cash at beginning of period		0.00
Cash at end of period	$	**0.00**

Unaudited- see accompanying Accountant's letter.

HOONCO LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
FEBRUARY 15, 2021

Basis of Accounting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

Nature of Operations

Hoonco LLC was incorporated in New Jersey on February 2, 2021. The Company is developing software that will allow anyone in the world to start their own consulting business. As of the date of the financial statements, the Company has not begun financing or operating activities. In 2021, management expects to work on raising money, building technology, and beginning to sell the product.

Evaluation of Subsequent Events

The Company has evaluated subsequent events through February 15, 2021 which is the date the financial statements were available to be issued.

At this stage, the impact of the COVID-19 pandemic on the business is not expected to be significant.